United States securities and exchange commission logo





                              March 15, 2023

       Matthew Atkinson
       Chief Executive Officer
       CleanCore Solutions, Inc.
       5920 South 118th Circle, Suite 2
       Omaha, NE 68137

                                                        Re: CleanCore
Solutions, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
15, 2023
                                                            CIK No. 0001956741

       Dear Matthew Atkinson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 15, 2023

       Cover Page

   1. Please revise the cover page to include the amount of voting power the controlling stockholders will own
following the completion of the offering, whether you will be a
                                                        "controlled company"
under exchange listing rules and, if so, whether you intend to rely on any exemptions from
the corporate governance requirements that are available to
                                                        controlled companies.

   2. Revise the cover page to disclose that, in addition to the 15% over-allotment option, you will grant the
representative of the underwriters "warrants to purchase up to a total number of shares of class B
common stock equal to 7% of the total number of shares sold in this
 Matthew Atkinson
FirstName
CleanCore LastNameMatthew  Atkinson
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
         offering at an exercise price equal to 100% of the initial public offering price of the shares sold in this offering," as disclosed on page 9.
Industry and Market Data, page ii

3. Investors are entitled to rely on the disclosure you choose to include in your document.
         Revise to eliminate the inappropriate disclaimers included in the caveats in this section.
         In addition, please revise to clarify the "same qualifications and additional uncertainties"
         that you believe apply to forward-looking statements obtained from third-party sources and how investors would identify those statements.
Our Corporate History and Structure, page 2

4. Revise this section of the summary to address your dual class structure. In doing so, please disclose the following:

                Describe the beneficial ownership and voting power held by the two Class A shareholders after the offering and the percentage of outstanding shares that they must retain to continue to control the outcome of matters submitted to shareholders for approval, including the election of directors, amendments to the charter or bylaws, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets.
                Disclose that the disparate voting rights may have anti-takeover effects preventing a change in control transactions that the Class B shareholders might otherwise consider to be in their best interest.
                Disclose that future issuances of convertible debt or Class A shares may be dilutive to the Class B shareholders.
                Disclose that debt security holders, other lenders, preferred shareholders, and Class A stockholders will be superior to Class B shareholders in the event of bankruptcy or liquidation, as discussed in the risk factor on page 24. Also address the priorities of preferred stock and Class A shareholders with respect to any dividends or liquidating distributions.
                Clarify the "certain exceptions" under which a transfer of Class A common stock may continue to be held as Class A common stock, as indicated on page
8.
                Address the lock-up agreements and their impact, as discussed in the risk factor on page 24.
5. Revise to clarify your corporate history. Here you state you acquired the assets of three listed entities, but your predecessor is listed as a fourth entity, CleanCore Technologies,
         LLC, which was wholly-owned by a fifth entity, Center Ridge Holdings LLC. It is unclear whether this description agrees with that in Note 1 on page F-7, which states that
         "prior to such acquisition, the Company was majority owned by the same parent company,
         Burlington Solutions, LLC ("Parent")." It is unclear to which "Company" this sentence refers, but it appears to be CleanCore Solutions LLC, which was owned by Burlington and
         Walker Water. Please clarify and provide a diagram of the structure before and after your
 Matthew Atkinson
FirstName
CleanCore LastNameMatthew  Atkinson
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       15, 2023
March3 15, 2023 Page 3
Page
FirstName LastName
         asset acquisition, including ownership percentages and the form of business organization of any entity with an ownership interest.
Impact of the Coronavirus Pandemic, page 5

6. Please revise this section to reflect the current status of the pandemic, the negative impact it is currently having on your company and the anticipated potential impact. We note the risk factor disclosure on page 6, in the fourth bullet point, regarding the ongoing negative impact of the pandemic.
Our Risks and Challenges, page 6

7. Please revise the risk factors summary here to clarify how those listed are unique to your company. Also, please revise to highlight the risks related to your status as a controlled company and the imbalance in voting control compared to economic investment.
8. Revise the summary risk factors to specifically address the anti-takover provisions in your charter documents and under Nevada law, and provide a cross-reference to the risk factor on pages 25-26.
Risks Related to Our Business and Industry, page 13

9. Although disclosure of generic risks is discouraged, to the extent any risk factor including in your prospectus could involve any registrant or any offering, revise this section to
         include all such risk factors at the end, under the caption    General
Risk Factors.    Refer
         to Item 3 of form S-1 and 105(a) of Regulation S-K and Section II.D. of Release No. 33-
         10825,    Modernization of Regulation S-K Items 101, 103, and 105
(Oct. 8, 2020).
         Otherwise, please revise the risk factors to tailor them to your business. We note the following risk factors as some examples: "We face significant competition," "Increased prices for raw materials could increase our cost of sales . . . ," "If commodity prices such as fuel, plastic and steel increase, our margins may be negatively impacted," and "Security threats, such as ransomware attacks . . .".
Use of Proceeds, page 29

10. Revise your business section to clarify how the use of proceeds stated here fits with your current business plan. In addition, please revise the use of proceeds to clarify whether any material part of the proceeds is to be used to discharge indebtedness. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation
S-K.
Overview, page 41

11. Revise the graphics on page 42 so the font is large enough and of a high enough resolution to be legible. In the table, revise to provide a date for the cited study. Below the table, revise to remove the seals and trademarks from the government agencies included under the graphics to avoid the implication that your products are endorsed by those agencies.
         Revise to clarify the meaning of any trademarks you retain and otherwise explain why you
 Matthew Atkinson
CleanCore Solutions, Inc.
March 15, 2023
Page 4
         have included the graphics. For example, you provided a symbol representing that your product is "Cleanseal Approved," but do not explain it in the text. To the extent you retain the language, clarify what you mean by "recognized" by each of the EPA, FDA and
         USDA. Finally, please revise to explain the "GRAS" abbreviation. Customers, page 45

12. We note your reliance on two customers, Pro-Link and Sanzonate, for 62% of your revenue for the year ended June 20, 2022, and that you do not have any "long-term contract" with any customer. Please clarify if you maintain any contracts with these or any major customers on which you depend. Refer to Item 101(h)(4)(vi) of Regulation S-
         K. To the extent you have any contracts with customers on which you are substantially dependent, revise this section to summarize the material terms of those contracts, and file the contracts as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Intellectual Property, page 47

13. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.
Employees, page 48

14. Clarify if your full-time employees include any of your executive officers.
Management, page 50

15. When describing Mr. Adams' experience, please disclose the industry in which Carson
         Enterprises operates.
Executive Compensation, page 55

16. In your next filing, provide the information required by Item 402(m) and the table required by Item 402(n) of Regulation S-K for the full fiscal year, for the covered persons who received any compensation during any part of the fiscal year. Refer to Item
         402(m)(3) of Regulation S-K.
Principal Stockholders, page 59

17. Please clarify why you have included the Bethor Limited shares that will convert upon
FirstName LastNameMatthew Atkinson
       completion of the offering as outstanding prior to completion of the offering. Please
Comapany    NameCleanCore
       revise the summary toSolutions, Inc.holdings and voting power of Bethor Limited and its disclose the
March beneficial  owner
       15, 2023 Page  4 in addition to Mr. Adams and Mr. Atkinson.
FirstName LastName
 Matthew Atkinson
FirstName
CleanCore LastNameMatthew  Atkinson
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       15, 2023
March5 15, 2023 Page 5
Page
FirstName LastName
Financial Statements
Note 2. Revenue Recognition, page F-10

18. Please tell us your consideration of disclosures related to the disaggregation of revenue required by ASC 606-10-50-5 to 50-7 and information about your products required by
         ASC 280-10-50-40. We note the disclosures on page 43 about your products.

Note 4. Fair Value Measurements, page F-11

19. Please revise to disclose the fair value hierarchy for each of your assets and liabilities that are measured at fair value under ASC 820.

Note 10. Subsequent Events, page F-13

20.
         Please revise to clearly disclose the accounting for the acquisition of substantially all of the assets of CleanCore, TetraClean, and Food Safety by CleanCore Solutions, Inc. on
         October 17, 2022. Refer to the requirements of ASC 805. In addition, clarify your consideration of Rule 3-05 of Regulation S-X related to these acquisitions.

21. Please explain to us why the acquisitions of CleanCore, TetraClean, and Food Safety by
         CleanCore Solutions, Inc. on October 17, 2022 are reflected in your financial statements at June 30, 2022 and 2021.

General

22. We note that this offering appears to be a firm commitment underwritten offering. We further note your disclosure that if all the shares are not sold at the initial offering price, the representative may change the offering price and other selling terms. Please tell us how you would inform investors of changes to the offering and the filings(s) you intend on making in such circumstances. As necessary, please also revise your filing to address whether the amount of proceeds from this offering may be impacted. When available, please file the underwriting agreement as an exhibit to your registration statement for review.
23. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Matthew Atkinson
FirstName
CleanCore LastNameMatthew  Atkinson
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       15, 2023
March6 15, 2023 Page 6
Page
FirstName LastName
       You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio at
(202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Louis A. Bevilacqua, Esq.